Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190443
Registration No. 333-192481

PROSPECTUS

RiT TECHNOLOGIES LTD.

1,875,000 Ordinary Shares

This prospectus relates to (i) 1,725,000 ordinary shares, NIS 0.8 par value per share, of RiT Technologies Ltd. (“RiT,” the “Company,” “we,” “us” or similar words), which are issuable upon the exercise of outstanding warrants issued in our public offering pursuant to a prospectus dated November 21, 2013, and (ii) 150,000 ordinary shares,  which are issuable upon the exercise of outstanding warrants issued to the underwriter in connection with such offering.

In order to obtain the ordinary shares, the holders of the warrants must pay an exercise price of $2.50 per share, subject to adjustments. We will receive the proceeds from the exercise of the warrants, including the warrants exercised by the underwriter or its designees and assignees.

Our ordinary shares and warrants are traded on the NASDAQ Capital Market, or NASDAQ, under the symbols "RITT" and "RITTW,” respectively. On May 2, 2014, the last reported closing sale price of our ordinary shares and warrants on NASDAQ was $1.47 and $0.31, respectively.

Investing in our securities involves risks. See "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States.

The date of this prospectus is May 5, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a Post-Effective Amendment No. 1 on Form F-3 to Form F-1 filed by RiT with the Securities and Exchange Commission, or the SEC, relating to the offering and sale of our ordinary issuable upon exercise of warrants that were issued by us to (i) public investors in connection with our public offering and (ii) the underwriter in connection with such offering, all of which were (together with certain other securities of RiT) initially registered by RiT on the Registration Statement on Form F-1 (File No. 333-190443) declared effective by the SEC on November 21, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus (see under the heading "Where You Can Find More Information") and in any applicable prospectus supplement or in any amendment to this prospectus before purchasing any of our securities. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC.

We have not authorized any other person to provide you with different information, and if anyone provides, or has provided, you with different or inconsistent information, you should not rely on it.

We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus as well as the information we filed previously with the SEC and incorporated herein by reference is accurate only as of the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act.  As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant.  We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus and any supplement to this prospectus to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly-owned subsidiaries;

•	"dollars" or "$" are to United States Dollars;

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder;

•
"Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012 and October 23, 2012;

•	"IIM" are to Intelligent Infrastructure Management;

•	"Enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our IIM solutions;

•	“APAC” are to Asia Pacific;

•	"R&D" are to research and development; and

•	“NGN” are to Next Generation Networks.

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices appearing in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including “Risk Factors” and the financial statements and other information contained in this prospectus and the documents incorporated by reference herein before making an investment in our securities.

RiT Technologies Ltd.

Overview

We commenced operations in 1989. We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Recent Developments

On April 28, 2014, we filed our annual report on Form 20-F for the year ended December 31, 2013.

On January 17, 2014, Motti Hania, our then Deputy CEO, was appointed as our new President and CEO, replacing Vadim Leiderman, who served as our President and CEO since February 2012. In addition, Elan Yaish, our CFO, was promoted to "Deputy CEO & CFO"; and Alex Shar, our VP R&D, was promoted to "Deputy CEO & CTO". During 2013 and 2014, some of our executive officers left the Company including: Erez Ben Eshay, our former CTO; Aram Lavi, our former VP Operations; and Julia Geva, our former AVP Marketing.

On November 27, 2013, we consummated an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,725,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant (including warrants to purchase 225,000 ordinary shares issued upon exercise of the underwriter’s over-allotment option), which we refer to as the Public Warrants. In connection with the offering, we also issued to the underwriter warrants to acquire an additional 150,000 ordinary shares, or the Underwriter Warrants. All of the warrants have a per share exercise price of $2.50. The Public Warrants are exercisable immediately, and expire 5 years from the date of issuance. The Underwriter Warrants are exercisable commencing twelve months after the date of issuance and expire 4 years thereafter. The Public Warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW." Total gross proceeds from the offering were approximately $6,000,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

During the second half of 2013, we began marketing our PatchView Plus (“PV+”) product family and have sold and installed to date some pilot installations. Our PV+ product family supports both interconnect and cross-connect network topologies using unique dual-wire bus technology for high speed asynchronous scanning.

During the second half of 2013, we began marketing our Beamcaster™ product family and have sold and installed to date several pilot installations in China and the USA. Beamcaster™ is the first product in our new indoor wireless optical network product family. We are currently focusing our efforts on verticals we identified in both the China and USA markets.  We continue to evaluate potential business and strategic partners in China and the USA and are engaging representatives in furtherance of our strategy. In addition, we are exploring additional applications and directions for this technology.

On May 21, 2013, we reported that we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, whereby we may offer and sell, from time to time, through Maxim Group, ordinary shares having an aggregate offering price of up to $5.0 million. As of April 23, 2014, we have sold an aggregate of 16,028 ordinary shares pursuant to such agreement and received gross proceeds of approximately $58,000.

Corporate Information

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 and operates as a company limited by shares under the Israeli Companies Law. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-77-2702720. Our agent in the United States is our wholly-owned subsidiary, RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this prospectus.

The Offering

Securities we are offering
1,875,000 ordinary shares underlying (i) Public Warrants to purchase 1,725,000 ordinary shares, and (ii) Underwriter Warrants to purchase 150,000 ordinary shares. All of the warrants have a per share exercise price of $2.50, subject to adjustments.  The Public Warrants are exercisable immediately. The Underwriter Warrants become exercisable on November 27, 2014. All of the warrants expire 5 years from the date of issuance, i.e., on November 27, 2018.

Ordinary shares to be outstanding after this offering (1)	14,638,218
Use of proceeds
Assuming the exercise of all of the warrants, we will receive gross proceeds of $4,687,500. We cannot predict the timing or the number of warrants that will be exercised or if any warrants are exercised at all.   Accordingly, we have not allocated any portion of the potential proceeds to any particular use and any proceeds received will be added to working capital. See “Use of Proceeds."

Risk factors
Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus as well as the other information included and incorporated by reference in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

NASDAQ symbol	Ordinary Shares: RITT Public Warrants: RITTW
(1)           The number of ordinary shares to be outstanding after this offering is based on 12,763,218 ordinary shares outstanding as of April 23, 2014 plus 1,875,000 ordinary shares, assuming the exercise of all of the Public and Underwriter Warrants. This number does not include (1) 2,125 ordinary shares held as treasury shares, (2) 888,904 ordinary shares issuable upon exercise of outstanding options under our equity compensation plans, and (3) 721,351 ordinary shares issuable to STINS COMAN upon conversion of the $2 million outstanding under the Convertible Loan.

FORWARD LOOKING STATEMENTS

We make statements in this prospectus and the documents incorporated by reference herein that are considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in offering circulars and prospectuses, in press releases and other written materials, and in statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Forward-looking statements include statements regarding the intent, belief or current expectations of RiT and its management about RiT’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors," our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC. Any forward-looking statements contained in this prospectus speak only as of the date hereof and any forward looking statements contained in the documents incorporated by reference herein speak only as of the dates of such documents, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate.

Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

RISK FACTORS

A discussion of the risk factors relating to an investment in our securities is included in our annual report on Form 20-F filed with the SEC on April 28, 2014. You should carefully consider the risk factors discussed in the annual report, together with all of the other information included in this prospectus, before you decide whether to invest in our securities (including whether to exercise your warrants).

PRICE RANGE OF SECURITIES

Ordinary Shares

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RITT.”

The annual high and low sale prices for our ordinary shares for the five most recent full fiscal years are:

Year Ended December 31,	High ($)	Low ($)

2009*	3.50	0.25
2010	13.45	1.10
2011	12.94	2.55
2012	6.88	2.28
2013	4.74	1.56

* Reflects adjustments for one-for-eight reverse split effected on August 24, 2009.

The quarterly high and low sale prices for our ordinary shares for the two most recent full fiscal years and any subsequent period are:

Financial Quarter	High ($)	Low ($)
2012
Q1	4.24	3.00
Q2	4.39	2.28
Q3	6.88	2.62
Q4	5.15	3.60

2013
Q1	4.74	3.00
Q2	4.88	3.35
Q3	3.85	2.30
Q4	3.00	1.55

2014
Q1	2.18	1.57

The monthly high and low sale prices for our ordinary shares during the past six months were:

Month	High ($)	Low ($)
October 2013	3.00	2.25
November 2013	2.82	1.55
December 2013	1.96	1.58
January 2014	2.18	1.57
February 2014	1.90	1.61
March 2014	2.07	1.65
April 2014	1.85	1.62

On May 2, 2014, the last reported sale price of our ordinary shares on the NASDAQ was $1.47 per share.

Warrants

Our warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW."

The monthly high and low sale prices for our warrants during the past months since the warrants were issued were:

Month	High ($)	Low ($)
November 2013 (from November 22, 2013)	0.70	0.372
December 2013	0.7201	0.41
January 2014	0.73	0.50
February 2014	0.58	0.4401
March 2014	0.60	0.4356
April 2014	0.4997	0.3601

On May 2, 2014, the last reported sale price of our warrants on the NASDAQ was $0.31 per warrant.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of December 31, 2013.

The information in this table should be read in conjunction with and is qualified by reference to our consolidated financial statements as of and for the year ended December 31, 2013 and the notes thereto included in our annual report on Form 20-F filed with the SEC on April 28, 2014, and other financial information incorporated by reference into this prospectus.

As of December 31, 2013 (in thousands of US dollars)
Cash and cash equivalents	5,194

Total debt, including current portion (1)	2,000

Shareholders' Equity (2):
Ordinary shares of NIS 0.8 par value;
50,000,000 authorized, 12,763,218 issued and outstanding, actual;
14,638,218 issued and outstanding, as adjusted	2,782
Additional paid-in capital	66,942
Treasury stock	(27)
Accumulated deficit	(62,268)
Total Shareholders' Equity	7,429

Total capitalization	9,429

(1)	Does not include contingent liability to the Chief Scientist in the approximate amount of $0.9 million, excluding interest, as of December 31, 2013, in respect of grants received.

USE OF PROCEEDS

Assuming the exercise of all of the warrants, we will receive gross proceeds of $4,687,500. We cannot predict the timing or the number of warrants that will be exercised or if any warrants are exercised at all.   Accordingly, we have not allocated any portion of the potential proceeds to any particular use and any proceeds received will be added to working capital.

DESCRIPTION OF SECURITIES

A description of our ordinary shares and warrants is included in our annual report on Form 20-F filed with the SEC on April 28, 2014. You should carefully read such description in the annual report, together with all of the other information included in this prospectus, before you decide whether to invest in our securities (including whether to exercise your warrants).

TAXATION

A description of the material tax consequences related to investing in our ordinary shares and warrants is included in Item "10.E – Taxation" in our annual report on Form 20-F filed with the SEC on April 28, 2014. You should carefully read such description in the annual report, together with all of the other information included in this prospectus, before you decide whether to invest in our securities (including whether to exercise your warrants).

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, ordinary shares will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, American Stock Transfer and Trust Company, LLC whose address is 59 Maiden Lane New York, New York 10038. We do not know if or when the warrants will be exercised. We also do not know whether any of the shares acquired upon exercise will be sold.

EXPERTS

The consolidated financial statements of RiT Technologies Ltd. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby under Israeli law has been passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

Our ordinary shares are listed on the NASDAQ Capital Market, and we are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by April 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

Further information about our company is available on our website at www.rittech.com. The information available on our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below, and any future Annual Reports on Form 20-F or Reports on Form 6-K (to that extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) filed with the SEC pursuant to the Exchange Act prior to the termination of the offering.  The documents we incorporate by reference are:

(1)	Our annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 28, 2014;

(2)	the description of our ordinary shares contained in our Form 8-A filed with the SEC on July 17, 1997, including any amendment or report filed for the purpose of updating such description; and

(3)	the description of our warrants contained in our Form 8-A filed with the SEC on November 20, 2013, including any amendment or report filed for the purpose of updating such description.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv, Israel
Tel: +972-77-270-7210
Fax: +972-77-270-7211
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;
●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;
●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;
●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;
●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except SEC registration fee.

Securities and Exchange Commission registration fee	$0
Legal fees and expenses	$5,000
Accounting fees and expenses	$5,000
Printing expenses	$0

Total	$10,000

The expenses listed above do not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

RiT TECHNOLOGIES LTD.

1,875,000 ORDINARY SHARES
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PROSPECTUS
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